                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                                (AMENDMENT NO. 1)


                                 RES-CARE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    760943100
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

(   )  Rule 13d-1(b)
( x )  Rule 13d-1(c)
(   )  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Vincent D. Pettinelli, Trustee of the 1989 Declaration of Trust of Vincent D. Pettinelli
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) ( X ) (b) (    )

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
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           Number of                 5.       SOLE VOTING POWER
                                              1,986,636
           Shares                    ------------------------------------------
                                     6.       SHARED VOTING POWER
           Beneficially Owned By              0
                                     ------------------------------------------
           Each                      7.       SOLE DISPOSITIVE POWER
                                              1,986,636
           Reporting                 ------------------------------------------
                                     8.       SHARED DISPOSITIVE POWER
           Person                             0
                                     ------------------------------------------
           With

-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,986,636
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*    (   )

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.2%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Vincent D. Pettinelli
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) ( X ) (b) (   )

-------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
-------------------------------------------------------------------------------
           Number of                 5.       SOLE VOTING POWER
                                              900
           Shares                    ------------------------------------------
                                     6.       SHARED VOTING POWER
           Beneficially Owned By              0
                                     ------------------------------------------
           Each                      7.       SOLE DISPOSITIVE POWER
                                              900
           Reporting                 ------------------------------------------
                                     8.       SHARED DISPOSITIVE POWER
           Person                             0
                                     ------------------------------------------
           With

-------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         900
-------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES*    (   )

-------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         Less than 1%
-------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

                   SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b)


Item 1(a).    Name of Issuer:

              Res-Care, Inc.


Item 1(b).    Name of Issuer's Principal Executive Offices:

              10140 Linn Station Road
              Louisville, KY  40223


Item 2(a).    Name of Person Filing:

              Vincent D. Pettinelli, Trustee of the 1989 Declaration of Trust of Vincent D. Pettinelli on behalf of a group consisting of Vincent D. Pettinelli and Vincent D. Pettinelli, Trustee of the 1989 Declaration of Trust of Vincent D. Pettinelli


Item 2(b).    Address or Principal Business Office or, if None, Residence:

              5943 Macewen Court
              Dublin, OH  43017


Item 2(c).    Citizenship:

              United States Citizen


Item 2(d).    Title Class of Securities:

              Common Stock


Item 2(e).    CUSIP Number:

              760943100


Item 3.       Filing Pursuant to Rules 13d-1(b) or 13d-2(b):

              Not applicable.


Item 4.       Ownership:
              (a)   Amount Beneficially Owned:

                                             Vincent D. Pettinelli,  1,986,636
                                             Trustee  of  1989  Trust
                                             of Vincent D. Pettinelli
                                             Vincent D. Pettinelli          900

              (b)   Percent of Class:        Vincent D. Pettinelli, 8.2%
                                             Trustee of 1989 Trust
                                             of Vincent D. Pettinelli
                                             Vincent D. Pettinelli  Less than 1%

              (c)   Number of shares as to which such person has:
                    (i)    sole power to vote or to direct the vote:

                                             Vincent D. Pettinelli,   1,986,636
                                             Trustee of 1989  Trust
                                             of Vincent D. Pettinelli
                                             Vincent D. Pettinelli           900

                    (ii)   shared power to vote or to direct the vote:
                                             Vincent D. Pettinelli,            0
                                             Trustee of 1989 Trust
                                             of Vincent D. Pettinelli
                                             Vincent D. Pettinelli             0

                    (iii)  sole power to dispose or to direct the disposition
                           of:
                                             Vincent D. Pettinelli,    1,986,636
                                             Trustee of 1989 Trust
                                             of Vincent D. Pettinelli
                                             Vincent D. Pettinelli           900

                    (iv)   shared power to dispose or to direct the disposition
                           of:
                                             Vincent D. Pettinelli,            0
                                             Trustee of 1989 Trust
                                             of Vincent D. Pettinelli
                                             Vincent D. Pettinelli             0


Item 5.       Ownership of Five Percent or Less of a Class.

              Not applicable.


Item 6.       Ownership of more than Five Percent on Behalf of Another Person.

              Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              Not applicable.


Item 8.       Identification and Classification of Members of the Group.

              See attached Exhibit A and Exhibit B.


Item 9.       Notice of Dissolution of Group.



Item 10.      Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 12, 2001
                                          -------------------------------------
                                          Date



                                          /S/ Vincent D. Pettinelli
                                          -------------------------------------
                                          Signature



                                          Vincent D. Pettinelli, Trustee of the
                                          1989 Declaration of Trust of
                                          Vincent D. Pettinelli
                                          -------------------------------------
                                          Name/Title

                                    EXHIBIT A


       Vincent D. Pettinelli, Trustee of the 1989 Declaration of Trust of
                             Vincent D. Pettinelli


                              Vincent D. Pettinelli

                                    EXHIBIT B


                             RULE 13d-1(e) AGREEMENT


         The undersigned persons on this 12th day of February, 2001, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Res-Care, Inc. at December 31, 2000.





                                          /S/ Vincent D. Pettinelli, Trustee
                                          --------------------------------------
                                          Vincent D. Pettinelli, Trustee of the
                                          1989 Declaration of Trust of
                                          Vincent D. Pettinelli


                                          /S/ Vincent D. Pettinelli
                                          --------------------------------------
                                          Vincent D. Pettinelli